Exhibit 99.1

Corporate Communications
Department

NEWS Release

Investor Contact: Doug Wilburne, Textron – 401-457-3606 Bill Pitts, Textron – 401-457-2502	FOR IMMEDIATE RELEASE

Media Contact: Kim Reingold, Textron - 401-457-2494 Stephen Greene, Textron Systems – 978-657-2405

Textron Reaches Agreement to Acquire

United Industrial Corporation

Acquisition provides superb strategic fit and growth potential

Providence, RI – October 8, 2007 - In a move to extend core capabilities in its aerospace and defense business, Textron Inc. (NYSE: TXT) today announced that it has reached a definitive agreement to acquire United Industrial Corporation (NYSE: UIC) in a cash transaction valued at approximately $1.1 billion. Textron has agreed to make a cash tender offer for all outstanding shares of UIC common stock at a price of $81 per share. The tender offer is expected to commence on or about October 16, 2007. Subject to customary conditions and approvals, the company expects to complete the acquisition by the end of the year.

UIC operates through its wholly-owned subsidiary, AAI Corporation. With projected 2007 revenues of approximately $700 million and 2,500 employees worldwide, AAI is a leading provider of intelligent aerospace and defense systems including unmanned aircraft and ground control stations, aircraft and satellite test equipment, training systems and counter-sniper devices. The company also has a strong services and logistics business to support its customers.

“AAI is a superb strategic fit for Textron,” said Textron Chairman, President and CEO Lewis B. Campbell. “It is in perfect alignment with our strategy to add important capabilities to our existing aircraft and defense businesses, adding new products and capabilities to further serve our government, military and homeland security customers. Textron is a recognized leader in manned, fixed and rotary wing aircraft. The addition of AAI broadens our leadership into unmanned vehicles. This combination of capabilities represents a very powerful growth platform, both in the near and long term.”

Headquartered in Hunt Valley, Maryland, AAI will become part of Textron’s Bell segment, with the majority of the business operating within Textron Systems Corporation. Textron Systems makes precision weapons, surveillance systems, complex intelligence and communications systems, aircraft control systems, specialty marine craft and armored vehicles for the defense, homeland security and aerospace markets.

Frank Tempesta, president of Textron Systems, explained, “As with our recent acquisition of Overwatch Systems, AAI’s products complement our existing portfolio and provide an essential building block for our precision engagement strategy. AAI will enable us to deliver broader and more integrated solutions to our customers – whether deploying our precision weapons, networking our unattended ground sensors, integrating with our intelligence software, or benefiting from the service and logistics that support them all. Just as important, we are also gaining some of the industry’s top talent and AAI’s established, highly loyal customer base.”

This acquisition offers synergies with Bell Helicopter as well. Dick Millman, president and CEO of Bell Helicopter, commented, “In addition to Textron Systems’ expertise in situational awareness, intelligence gathering and precision weapons, we have experience in surveillance and reconnaissance with groundbreaking unmanned aircraft systems, such as Bell Helicopter’s Eagle Eye – the first-ever unmanned tiltrotor aircraft. Our ability to address these growth opportunities will be strengthened by AAI’s capabilities. Further, AAI’s engine overhaul capability supports one of the key growth areas for Bell Helicopter, complementing our $1 billion helicopter support and service business.”

Textron’s financial advisors were Merrill Lynch & Co. and Rothschild Inc.

The tender offer will be followed by a second-step merger in which any untendered UIC shares would be converted into the right to receive the same price per share as shareholders who tendered in the cash tender offer. The boards of directors of both companies have approved the terms of the transaction. In addition, two directors of UIC, Warren G. Lichtenstein and Glenn M. Kassan, and Steel Partners II, LP, an investment partnership controlled by Mr. Lichtenstein, collectively owning 2,010,950 outstanding shares, have agreed to tender their shares in the cash tender offer.

“We are excited to become part of Textron,” said UIC President and CEO Frederick M. Strader. “We will immediately benefit from Textron’s world-class business improvement and talent development processes, among others. We also serve many of the same customers and will be able to combine our expertise in government affairs, sales and market development. Overall, our products, capabilities and culture are tightly aligned with Textron’s.”

Textron will host an investor webcast and teleconference today, Monday, October 8 at 8:00 a.m. Eastern time to discuss the acquisition of UIC. The webcast will be available at www.textron.com and the teleconference can be reached by direct dial at (877) 209-9922 in the U.S. or (612) 332-0632 outside of the U.S. (request the Textron Investor Call). A replay of the webcast will not be available. However, the slide presentation for the webcast will be available under a link entitled “UIC Acquisition Presentation” at Textron’s website at www.textron.com.

The webcast and teleconference will be hosted by Ted French, executive vice president and chief financial officer and Frank Tempesta, president, Textron Systems. During the meeting, Textron management will discuss Textron Systems’ precision engagement strategy and how the UIC acquisition strengthens Textron Systems’ current local battlefield position and broadens its, and Bell Helicopter’s, product and service offerings.

About UIC

United Industrial Corporation designs, produces and supports aerospace and defense systems through its wholly-owned subsidiary, AAI Corporation, and AAI Corporation’s direct and indirect wholly-owned subsidiaries, AAI Services Corporation, Aerosonde Pty Ltd, Aerosonde North America Incorporated, ESL Defence Limited, McTurbine Inc. and Symtx, Inc. Its high-technology products and services include unmanned aircraft systems, training and simulation systems, automated aerospace test and maintenance equipment, armament systems, aviation ground support equipment, logistical and engineering services, and maintenance, repair, and overhaul activities. UIC has 2,500 employees worldwide.

About Textron Systems

Textron Systems Corporation (“Textron Systems”) provides innovative technology solutions to meet the needs of the defense, homeland security and aerospace communities. The company is known for its precision smart weapons, surveillance systems, complex intelligence and communications systems, aircraft control components, piston engines, specialty marine craft and armored vehicles. Textron Systems is a wholly-owned subsidiary of Avco Corporation. Avco Corporation is a wholly-owned subsidiary of Textron Inc. More information is available at www.textronsystems.com.

About Textron Inc.

Textron Inc. is an $11 billion multi-industry company operating in 32 countries with approximately 40,000 employees. The company leverages its global network of aircraft, industrial and finance

Textron Inc. 40 Westminster Street Providence, RI 02903-2596 (401) 421-2800

businesses to provide customers with innovative solutions and services. Textron is known around the world for its powerful brands such as Bell Helicopter, Cessna Aircraft Company, Jacobsen, Kautex, Lycoming, E-Z-GO, Greenlee, Textron Systems and Textron Financial Corporation. More information is available at www.textron.com.

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Forward Looking Information: Certain statements in this release and other oral and written statements made by Textron from time to time are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger; (b) the inability to complete the transaction due to the failure to receive required regulatory or other approvals or to satisfy other conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; (e) difficulty or unanticipated expenses in connection with integrating UIC into Textron; (f) the risk that the acquisition does not perform as planned, including the risk that UIC will not achieve revenue projections; and (e) potential difficulties in employee retention following the closing of the transaction.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of UIC. At the time the tender offer is commenced, Textron and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and UIC intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Textron, its wholly-owned subsidiary and UIC intend to mail these documents to the stockholders of UIC. These documents will contain important information about the tender offer, and stockholders of UIC are urged to read them carefully when they become available. Stockholders of UIC will be able to obtain a free copy of these documents (when they become available) and other documents filed by UIC or Textron with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Textron by contacting Textron at 40 Westminster Street, Providence, RI 02903, attention: Investor Relations, or from UIC by contacting UIC at P.O. Box 126, Hunt Valley, MD 21030, attention: Investor Relations.